UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2025

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

NeuroSense Therapeutics Ltd. ("NeuroSense") today announced that the database has been locked for its proof-of-concept, Phase 2 clinical trial of PrimeC in Alzheimer’s disease (AD), known as the RoAD study. This key milestone paves the way for final statistical analyses, with topline results expected in the first quarter of 2026.

Database lock confirms that all clinical data for the RoAD study have been collected, cleaned, and finalized for analysis, marking the formal conclusion of trial data collection. Based on the data accumulated from the eight enrolled patients, including a broad and diverse set of biomarkers, NeuroSense determined that the trial had reached sufficient maturity to proceed to analysis without further extending enrollment.

Additional details on the RoAD study and expected readout timeline will be shared during NeuroSense’s investor webinar today, December 8th, at 08:30 EST. Registration for the webinar is available here.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report on Form 6-K (other than the fourth paragraph in Exhibit 99.1) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480 and 333-289658) and Form F-3 (File No. 333-269306, 333-260338, 333-283656, 333-284051 and 333-291122) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report on Form 6-K states that the topline results for the RoAD study is expected in the first quarter of 2026. In fact, the results may be delayed for various reasons, including those included in the Company’s Annual Report on Form 20-F, and it may be determined that additional data is required. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: December 8, 2025	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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